FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of August 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Beefs up HDD Motor R&D Capacity in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on August 28, 2006, in Kyoto, Japan

Nidec Beefs up HDD Motor R&D Capacity in Japan

Nidec Corporation announced today a plan to expand Nagano Technical Center (the “Center”), one of its Japan-based R&D facilities handling the design and development of small precision motors for use in hard disk drives.

The planned capacity expansion, which accompanies the construction of a new research laboratory of the Center, is intended to meet increasingly diverse development needs for HDD motors that conform to higher quality requirements set by the HDD manufacturers.

The construction of the new laboratory will start in November 2006 with completion scheduled for October 2007. Given a capacity double the size of the Center and equipped with state-of-the-art clean rooms, the new laboratory will stand close to the Center for effective maintenance of optimal R&D environment.

The Center plans to employ 500 full-time engineers and administrative staff for the new laboratory by the fiscal year 2010.

The details are as follows.

Outline of the New Research Laboratory

A) Location:	Komagane City, Nagano, Japan
B) Site area:	36,671sq.m.
C) Floor area:	19,260sq.m.
D) Investment (planned):	Yen 5 billion

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